 EX‑35.30

(logo) WELLS FARGO	Corporate Trust Services MAC R1204-010 9062 Old Annapolis Road Columbia, MD 21045 Tel: 410 884 2000 Fax: 410 715 2380

Re: Annual Statement of Compliance for Hudson Yards 2016-10HY Mortgage Trust Commercial Mortgage Pass-Through Certificates

Per the Trust and Servicing Agreement dated as of August 6, 2016 (the "Agreement"), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2016 (the "Reporting Period"):

(a) A review of Wells Fargo's activities during the Reporting Period and of its performance under the Agreement has been made under such officer's supervision; and

(b) To the best of such officer's knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the reporting period, except as noted in Schedule A.

February 10, 2017

/s/ Brian Smith

BRIAN SMITH

Vice President

To: Deutsche Mortgage & Asset Receiving Corporation

Schedule A

Material Instances of Non-Compliance

 List of Exemptions for Hudson Yards 2016-10HY Mortgage Trust Commercial Mortgage Pass-Through Certificates

On the respective distribution dates of September 2016 and October 2016, Wells Fargo made distributions, (the "Distributions"), to the holders of the certificates of the Hudson Yards 2016-10HY Mortgage Trust Commercial Mortgage Pass-Through Certificates. The Distributions contained a payment error that collectively resulted in the underpayment and overpayment between two CUSIPs within Class A totaling approximately $1,354,482. The payment error resulted from an administrative error during the deal setup.

On November 28, 2016, the Distributions were revised to correct the payment errors. To prevent further similar payment errors, Wells Fargo has incorporated additional set-up control procedures.

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